As filed with the Securities and Exchange Commission on August 3, 2018

Securities Act File No. 333-199556

1940 Act File No. 811-22527

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. __
Post-Effective Amendment No. 6	[X]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 12	[X]

FEG Absolute Access Fund I LLC
(Exact Name of Registrant as Specified in Charter)

201 E. Fifth Street, Suite 1600

Cincinnati, OH 45202

(Address of Principal Executive Offices)

1-888-268-0333

(Registrant’s Telephone Number)

Kevin J. Conroy

201 E. Fifth Street, Suite 1600

Cincinnati, OH 45202

(Name and Address of Agent for Service)

Copy to:

Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE

OF THIS REGISTRATION STATEMENT

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [x]

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-199556) of FEG Absolute Access Fund I (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 6 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 6 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C:

OTHER INFORMATION

FEG Absolute Access Fund I LLC (the “Registrant”)

Item 25. Financial Statements and Exhibits

(1)	Financial Statements are included as Appendix A to the Statement of Additional Information as previously filed on July 23, 2018.

(2)	Exhibits

(a)(1)	Second Amended and Restated Limited Liability Company Operating Agreement is incorporated by reference to Exhibit (a)(1) of the Registrant’s Registration Statement as previously filed on June 6, 2017.

(a)(2)	Amendment of Limited Liability Company Operating Agreement is incorporated by reference to Exhibit (a)(2) of the Registrant’s Registration Statement as previously filed on June 6, 2017.

(a)(3)	Certificate of Limited Liability Company is incorporated by reference to Exhibit (a)(2) of the Registrant’s Registration Statement as previously filed on February 11, 2011.

(a)(4)	Amendment to Certificate of Limited Liability Company is incorporated by reference to Exhibit (a)(3) of the Registrant’s Registration Statement as previously filed on December 11, 2015.

(b)	Not applicable.

(c)	Not applicable.

(d)	Refer to Exhibit (a)(1).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)(1)	Form of Distribution Agreement is incorporated by reference to Exhibit (h)(1) of the Registrant’s Registration Statement as previously filed on January 8, 2015.

(h)(2)	Form of Distribution and Service Plan is incorporated by reference to Exhibit (h)(2) of the Registrant’s Registration Statement as previously filed on January 8, 2015.

(h)(3)	Form of Distribution Agreement Novation is incorporated by reference to Exhibit (h)(3) of the Registrant’s Registration Statement as previously filed on June 6, 2017.

(i)	Not applicable.

(j)	Form of Custody Agreement is incorporated by reference to Exhibit (j) of the Registrant’s Registration Statement as previously filed on February 11, 2011.

(k)(1)	Form of Administration Agreement is incorporated by reference to Exhibit (k)(1) of the Registrant’s Registration Statement as previously filed on February 11, 2011.

(k)(2)	Form of Escrow Agreement is incorporated by reference to Exhibit (k)(2) of the Registrant’s Registration Statement as previously filed on February 11, 2011.

(k)(3)	Powers of Attorney for Gregory James Hahn and David Clark Hyland are incorporated by reference to Exhibit (k)(3) of the Registrant’s Registration Statement as previously filed on June 1, 2018.

(l)	Opinion of Drinker Biddle & Reath LLP is incorporated by reference to Exhibit (l)(2) of The Registrant’s Registration Statement as previously filed on January 8, 2015.

(m)	Not applicable.

(n)	Not applicable.

(o)	Not applicable.

(p)	Form of Subscription Document filed herewith.

(q)	Not applicable.

(r)(1)	Code of Ethics of Registrant is incorporated by reference to Exhibit (r)(1) of the Registrant’s Registration Statement as previously filed on February 11, 2011.

(r)(2)	Code of Ethics of FEG Investors, LLC is incorporated by reference to Exhibit (r)(2) of the Registrant’s Registration Statement as previously filed on June 10, 2016.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution of Securities Being Registered

All figures are estimates:

Registration fees	$0
Legal fees	$0
Printing fees	$0
Blue Sky fees	$0
Accounting fees	$0
Transfer Agent fees	$0

Total	$0

Item 28. Persons Controlled by or Under Common Control With Registrant

The Board of Directors of FEG Absolute Access Fund LLC (“FEG Absolute Access Fund”) is identical to the board of directors of the Registrant. In addition, the officers of FEG Absolute Access Fund and the Registrant are substantially identical. Nonetheless, FEG Absolute Access Fund takes the position that it is not under common control with the Registrant since the power residing in the respective boards and officers arises as a result of an official position with the respective funds.

Item 29. Number of Holders of Securities

Title of Class	Number of Record Holders*
Class I	184
Class II	1

*	As of June 29, 2018.

Item 30. Indemnification

Section 3.7 of the Registrant’s Limited Liability Company Operating Agreement states as follows:

a)	To the fullest extent permitted by law, the Company shall, subject to Section 3.7(b) hereof, indemnify each Director (including for this purpose their executors, heirs, assigns, successors, or other legal representatives), the Investment Manager, and the Tax Matters Member (including for this purpose each affiliate, shareholder, partner, member, officer, director, principal, employee, or agent of the Investment Manager and the Tax Matters Member) and the executors, heirs, assigns, successors, or other legal representatives of each of the foregoing, and of any person who controls or is under common control, or otherwise affiliated, with the Investment Manager or the Tax Matters Member (and their executors, heirs, assigns, successors, or other legal representatives) (each, an “indemnitee”) against all losses, claims, damages, liabilities, costs, and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation, or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative, or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Director, the Investment Manager, or the Tax Matters Member, as the case may be, of the Company or the past or present performance of services to the Company by such indemnitee, except to the extent such loss, claim, damage, liability, cost, or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation, or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee’s office. The rights of indemnification provided under this Section 3.7 shall not be construed so as to provide for indemnification of an indemnitee for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law. Any director of the Company appointed by the Organizational Member prior to the effectiveness of this Agreement shall be deemed to be a “Director” for purposes of this Section 3.7.

b)	Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Company in advance of the final disposition of any such action, suit, investigation, or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Company amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.7(a) hereof; provided, however, that a majority of the Directors (excluding any Director who is seeking advancement of expenses hereunder or is or has been a party to any action, suit, investigation, or proceeding involving claims similar to those involved in the action, suit, investigation, or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

c)	An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 as to which he, she, or it may otherwise be entitled except out of the assets of the Company, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

d)	The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.7 shall affect the power of the Company to purchase and maintain liability insurance on behalf of any Director or other person.

Item 31. Business and Other Connections of Investment Manager

Information as to the directors and officers of FEG Absolute Access Fund’s investment manager, FEG Investors, LLC (the “Investment Manager”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Manager, and each director, executive officer, managing member or partner of the Investment Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-68915), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (i) the Registrant and/or (ii) the Registrant’s Administrator. The address of each is as follows:

1.	FEG Absolute Access Fund I LLC
c/o FEG Investors, LLC
201 E. Fifth St.
Suite 1600
Cincinnati, OH 45202

2.	UMB Fund Services, Inc.
223 Wilmington West Chester Pike
Suite 303
Chadds Ford, PA 19317

Item 33. Management Services

Not Applicable

Item 34. Undertakings

1.	Not Applicable.

2.	Not Applicable.

3.	Not Applicable.

4.	The Registrant undertakes:

a. To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “1933 Act”); (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d. That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Not Applicable

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, a Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati in the state of Ohio on the 3rd day of August, 2018.

FEG Absolute Access Fund I LLC

By:	/s/ Kevin J. Conroy
	Name:	Kevin J. Conroy
	Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

* Gregory James Hahn	Director	August 3, 2018
Gregory James Hahn*

* David Clark Hyland	Director	August 3, 2018
David Clark Hyland*

/s/ Kevin J. Conroy	President	August 3, 2018
Kevin J. Conroy	(principal executive officer)

/s/ Mary T. Bascom	Treasurer	August 3, 2018
Mary T. Bascom	(principal financial officer and
principal accounting officer)

*By:	/s/ Kevin J. Conroy

Kevin J. Conroy

Attorney-in-Fact (pursuant to power of attorney)

SIGNATURES

FEG Absolute Access Fund LLC has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati in the state of Ohio on the 3rd day of August, 2018.

FEG Absolute Access Fund LLC

By:	/s/ Kevin J. Conroy
	Name:	Kevin J. Conroy
	Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

* Gregory James Hahn	Director	August 3, 2018
Gregory James Hahn*

* David Clark Hyland	Director	August 3, 2018
David Clark Hyland*

/s/ Kevin J. Conroy	President	August 3, 2018
Kevin J. Conroy	(principal executive officer)

/s/ Mary T. Bascom	Treasurer	August 3, 2018
Mary T. Bascom	(principal financial officer and
principal accounting officer))

*By:	/s/ Kevin J. Conroy

Kevin J. Conroy

Attorney-in-Fact (pursuant to power of attorney)

Exhibit Index

(p)	Form of Subscription Document